Exhibit 99.11

           CHATEAU PROPERTIES, INC AND ROC COMMUNITIES, INC COMPLETE
                JOINT ACQUISITION OF PROPERTIES FROM OAKWOOD HOMES


CLINTON TOWNSHIP, MI AND ENGLEWOOD, CO, OCTOBER 2, 1996-- Chateau Properties, Inc., (NYSE:CPJ) and ROC Communities, Inc (NYSE:RCI) today announced that they have completed the acquisition of six manufactured home communities from Oakwood Homes (NYSE;OH) through a 50/50 joint venture, and that separately, ROC has purchased one additional community from Oakwood.

The six communities, which include the capacity for a total of 2,700 homesities, were purchased by the joint venture for $21.2 million in cash. Of the sites acquired in the transaction, 1,400 are fully developed, of which 550 are currently leased and 850 are available for lease, and 1,300 are subject to future development.

The additional community purchased by ROC is adjacent to an existing community owned by ROC and was acquired for $1.9 million in cash. The additional community includes a total of 320 sites, approximately half of which are currently developed with 100 sites occupied. The balance of the community will be developed as the market demands.

Gary P. McDaniel, President and Chief Executive Officer of ROC, said, "This important acquisition embodies one of the reasons why Chateau and ROC have agreed to merge. In this transaction, we combine the experience and success that Chateau has achieved in property development with ROC's recognized leadership in marketing and sales to create an attractive business opportunity. We are acquiring properties in six different states, yet all of the communities fall within existing operational regions, which will allow us to integrate them smoothly and take advantage of economies of scale."

C.G. "Jeff" Kellogg, President and Chief Executive Officer of Chateau, said "Long-term, the properties we are acquiring from Oakwood will provide the opportunity to improve our cash flow on invested equity greater than would an acquisition of a fully-leased community.

"We are looking forward to taking advantage of this development opportunity. As an added benefit, Oakwood's successful work in the start-up phase of these communities gives us communities with the appropriate in-place amenities for their marketplace, existing leasing and sales momentum, and significant expansion opportunities. We are offering one-stop shopping for the resident who wants a home in a new, attractive community with the benefits of clubhouses, playgrounds and other amenities."

The communities acquired by the Roc-Chateau joint venture include Conway Plantation in Conway, South Carolina; Crystal Lake in Zephryhills, Florida; Eagle Creek Ranch, in Tyler, Texas; Hunters Chase in Lima, Ohio; Regency Lakes in Winchester, Virginia; and Springfield Farms in Springfield, Missouri. The property acquired separately by ROC is Butler Creek in Augusta, Georgia. The acquisition of the Crystal Lake Community in Zephyrhills, Florida, was closed into escrow pending certain required deliveries of closing documents.

On September 18, 1996, Chateau and ROC announced that their boards of directors had approved a revised merger agreement that will create the largest owner and operator of manufactured home communities in the country. The combined company will own a portfolio of 160 communities in 30 states.

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